October 15, 2018

Vincent Tianquan Mo
Executive Chairman
Fang Holdings Limited
Block A, No. 20 Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People's Republic of China

       Re: Fang Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed May 15, 2018
           File No. 001-34862

Dear Mr. Mo:

        We have reviewed your September 26, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 18, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Operating and Financial Review and Prospects
Operating Results
Key Operating and Financial Performance Metrics, page 62

1. We note your response to prior comment 1 that there have been no items similar to the one-off tax impact excluded from non-GAAP net income/(loss) in 2015. Nonetheless, you should provide for the income tax effects related to adjustments to arrive at non-
      GAAP net income/(loss). In this regard, you should include an adjustment for the income taxes related to all of the reconciling items. For example, in your presentation of non-
 Vincent Tianquan Mo
Fang Holdings Limited
October 15, 2018
Page 2
         GAAP net income/(loss) and non-GAAP net income/(loss) attributable to Fang Holdings
         Limited shareholders for the three and six months ended June 30, 2018, we note that you add back the expense related to the change in fair value of equity securities, without subtracting the income tax benefit associated with this charge. Please provide us with your revised computation of non-GAAP net income/(loss) and non-GAAP net income/(loss) attributable to Fang Holdings Limited shareholders to be included in the future filings.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                             Sincerely,
FirstName LastNameVincent Tianquan Mo
                                                             Division of
Corporation Finance
Comapany NameFang Holdings Limited
                                                             Office of
Information Technologies
October 15, 2018 Page 2                                      and Services
FirstName LastName